Himalaya Shipping Ltd. (HSHP) – Special General Meeting Results Notification

Himalaya Shipping Ltd. (NYSE: HSHP, Euronext Growth Oslo: HSHP) (the “Company”) advises that the 2026 Special General Meeting of the Company was held on August 10, 2026 at 9:00 a.m. Bermuda local time at the Company’s registered office at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

The following resolution was approved by the Company’s shareholders, with 97.99% of votes cast in favour:

“To reduce the Share Premium account of the Company by US$28,500,000, by the transfer of US$28,500,000 from the Share Premium account to the Company’s Contributed Surplus account, with effect from August 10, 2026.”

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

August 11, 2026